Filed pursuant to 424(b)(3)
Registration No. 333-121761

SUPPLEMENT NO. 7
DATED DECEMBER 13, 2006
TO THE PROSPECTUS DATED JULY 24, 2006
OF THINK PARTNERSHIP INC.

This Supplement No. 7 supplements certain information contained in our prospectus dated July 24, 2006, and must be read in conjunction with our prospectus.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “SUMMARY — Recent Developments,” and “BUSINESS — Recent Developments” as described below.  You should read this Supplement No. 7 together with our prospectus and other prospectus supplements.

SUMMARY

This section amends the section contained in the prospectus under the heading “SUMMARY” on page 3 of the prospectus by adding the following paragraph to the end of the section.

On December 12, 2006, we entered into separate legal agreements with the holders of our Series A Convertible Preferred Stock, pursuant to which each holder agreed to convert all of its shares of preferred stock into an aggregate of 12.5 million shares of our common stock. As an inducement to effect the conversions, we will issue additional warrants (“Warrants”) to the converting holders, exercisable for five years, to purchase up to an aggregate of 2,000,005 shares of common stock at an exercise price of $3.05 per share and an aggregate of 1,000,002 shares of common stock at an exercise price of $4.00 per share. The exercise prices and the number of shares underlying the Warrants are subject to adjustment in certain instances. Consummation of the conversions is subject to obtaining approval for listing by the American Stock Exchange of the shares of common stock underlying the Warrants on or before December 29, 2006.  There can be no assurance that we will obtain American Stock Exchange approval for the transactions in the required time frame, if at all.  If obtained, approximately 25% of the shares of preferred stock will convert upon American Stock Exchange approval and the remainder will convert in approximately two months thereafter.  Further, we agreed with each converting holder to file, within 60 business days following demand from any holder of the Warrants, a registration statement covering the shares of common stock issuable upon the exercise of the Warrants issued to such holder. If the registration statement is not filed within 60 days after demand or does not become effective within 120 days following such demand, then we may be subject to monetary penalties of up to $500,000 in the aggregate.

BUSINESS

This section amends and replaces in its entirety the discussion contained in the prospectus under the heading “BUSINESS” and subheading “Recent Developments” which begins on page 23 of the prospectus by adding the following paragraph to the end of the section.

Recent Developments

Agreement to Convert Preferred Stock

On December 12, 2006, we entered into separate legal agreements with the holders of our Series A Convertible Preferred Stock, pursuant to which each holder agreed to convert all of its shares of preferred stock into an aggregate of 12.5 million shares of our common stock. As an inducement to effect the conversions, we will issue additional warrants (“Warrants”) to the converting holders, exercisable for five years, to purchase up to an aggregate of 2,000,005 shares of common stock at an exercise price of $3.05 per share and an aggregate of 1,000,002 shares of common stock at an exercise price of $4.00 per share. The exercise prices and the number of shares underlying the Warrants are subject to adjustment in certain instances. Consummation of the conversions is subject to obtaining approval for listing by the American Stock Exchange of the shares of common stock underlying the Warrants on or before December 29, 2006.  There can be no assurance that we will obtain American Stock Exchange approval for the transactions in the required time frame, if at all.  If obtained, approximately 25% of the shares of preferred stock will convert upon American Stock Exchange approval and the remainder will convert in approximately two months thereafter.  Further, we agreed with each converting holder to file, within 60 business days following demand from any holder of the Warrants, a registration statement covering the shares of common stock issuable upon the exercise of the Warrants issued to such holder. If the registration statement is not filed within 60 days after demand or does not become effective within 120 days following such demand, then we may be subject to monetary penalties of up to $500,000 in the aggregate.